PROXY VOTING

      At a Special Meeting of Shareholders of the Trust, held at the offices of GFS, 80 Arkay Drive, Suite 110, Hauppauge, NY 11788, on Thursday, April
2, 2015, Trust shareholders of record as of the close of business on February 11, 2015 voted to approve the following proposal:

Proposal 1: To approve an Investment Advisory
Agreement between the Trust and CLS Investments,
LLC on behalf of Milestone.



      	Shares Voted	 Shares Voted Against
	   In Favor	     or Abstentions
	314,022,045   		5,365